UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Semiconductor Bank HOLDRS (SM) Trust
(Name of Subject Company)

Semiconductor Bank HOLDRS (SM) Trust
(Name of Person(s) Filing Statement)

Depositary Trust Receipts
(Title of Class of Securities)

816636203
(CUSIP Number of Class of Securities)

Liam B. O’Neil
Managing Director
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
(212) 449-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Abigail Arms, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004-2634
(202) 508-8000

Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Semiconductor HOLDRS (SM) Trust (the “Trust”), relating to the exchange offer by Market Vectors ETF Trust, a Delaware statutory trust (“Purchaser”) and an affiliate of Van Eck Associates Corporation, a Delaware corporation (“Van Eck”), on behalf of one of its series, Market Vectors Semiconductor ETF (“SMH ETF”), to exchange all outstanding depositary trust receipts issued by the Trust for shares of SMH ETF, upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 10, 2011 and in the related Letter of Transmittal.  The Offer is described in a Tender Offer Statement on Schedule TO initially filed by Purchaser and SMH ETF with the SEC on September 30, 2011, as amended.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second (2nd) paragraph under the heading “Asset Purchase Agreement” with the following:

Under the terms of the Asset Purchase Agreement, Purchaser has agreed to offer investors in each of the Trust, Biotech HOLDRS Trust, Oil Service HOLDRS Trust, Pharmaceutical HOLDRS Trust, Regional Bank HOLDRS Trust and Retail HOLDRS Trust (collectively, the “Subject HOLDRS”) the opportunity to exchange their receipts (including the Receipts) in Subject HOLDRS for shares of new Market Vector exchange traded funds (including SMH ETF).  These exchange offers (including the Offer, the “Exchange Offers”) are made pursuant to documents filed with the SEC (including the Schedule TO).  Subject to the satisfaction or waiver of the conditions that are described in Section 16 – “Certain Conditions of the Offer” of the Offer to Exchange, Van Eck will purchase all Receipts tendered and not withdrawn in the Offer.  At the Purchase Agreement Closing, Van Eck will pay to Merrill Lynch an initial payment amount which may range from $7.5 million to $55 million, depending on the aggregate amount of the net assets that are validly tendered and exchanged pursuant to the Exchange Offers (the “Initial Payment Amount”).  The Initial Payment Amount includes a payment to Merrill Lynch of (a) $2 million if more than 60% but less than 70% of the aggregate amount of the net assets of the Subject HOLDRS are validly tendered and exchanged pursuant to the Exchange Offers, (b) $2.5 million if 70% or more but less than 80% of the aggregate amount of the net assets of the Subject HOLDRS are validly tendered and exchanged pursuant to the Exchange Offers and (c) $4 million if 80% or more of the aggregate amount of the net assets of the Subject HOLDRS are validly tendered and exchanged pursuant to the Exchange Offers, which payment is subject to the $55 million Initial Payment Amount cap.  In the event that the Initial Payment Amount is less than $55 million, Merrill Lynch may be entitled, under certain circumstances, to receive certain additional payments which, if paid, may range up to $27 million in the aggregate over a three-year period, based on the asset level and growth rate of the Market Vectors exchange traded funds which receive assets pursuant to the Exchange Offers.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEMICONDUCTOR HOLDRS (SM) TRUST

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as Initial Depositor

By:	/s/ Liam B. O’Neil
Name:	Liam B. O’Neil
Title:	Managing Director, Head of Market Linked Solutions

Date: December 7, 2011